788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 14-274 February 28, 2014

Platinum Group Metals Announces Results of
Annual General Meeting of Shareholders

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce the results from its Annual General Meeting held yesterday in Vancouver, BC.

The meeting had a record high turnout of shareholders representing over 77% of its issued shares eligible to vote at the meeting. The number of directors is fixed at seven and on a show of hands the shareholders at the meeting elected management’s seven nominees for directors. Details of the proxy voting are as follows:

MOTIONS	NUMBER OF SHARES	PERCENTAGE OF VOTES CAST
	FOR	FOR	WITHHELD/ ABSTAIN
R. MICHAEL JONES	398,933,000	98.78%	1.22%
FRANK R HALLAM	392,492,439	97.19%	2.81%
BARRY W SMEE	403,238,198	99.85%	0.15%
IAIN D C MCLEAN	398,942,906	98.79%	1.21%
ERIC H CARLSON	397,231,417	98.36%	1.64%
TIMOTHY D MARLOW	403,635,873	99.95%	0.05%
DIANA J WALTERS	403,692,458	99.96%	0.04%

The Board of Directors is unchanged from the previous year.

Shareholders also approved the proposed advanced notice provision for new nominations to the Board of Directors as outlined in the Company information circular. At a meeting of the Board following the shareholders meeting the current officers were ratified for the following year.

R. Michael Jones President CEO and co-founder of Platinum Group Metals said “We are pleased to see the significant volume of our shareholders actively involved in following our progress and voting their stock. We look forward to the balance of 2014 and the milestones on the WBJV Project 1 mine build which is proceeding at full pace without interruption. We also look forward to the results from Waterberg where we are targeting the previously announced extension of the near surface platinum and palladium layers over a 30 kilometer belt.”

We invite investors to visit our new website which includes extensive multimedia content showcasing our South African development and exploration projects.

PLATINUM GROUP METALS LTD.	…2

For more information on these matters, please refer to Platinum Group’s information circular, available on SEDAR (www.sedar.com) or visit our website at www.platinumgroupmetals.net.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the WBJV Project 1 platinum mine and the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg Joint Venture Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension project. As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg Joint Venture project and the Waterberg Extension project have increased in importance in the Company’s business.

PLATINUM GROUP METALS LTD.	…3

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the extent and timing of exploration and development programs and exploration and development results, potential production from and viability of the Company’s properties.. These forward-looking statements are made as of the date of this press release. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the availability and costs of labour; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with exploration and project development; the need for additional financing; the calculation of mineral resources; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; government regulation; obtaining and renewing necessary licences and permits; environmental liability and insurance; reliance on key personnel; currency fluctuations; labour disputes; competition; dilution; the volatility of our common share price and volume; future sales of shares by existing shareholders; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.